[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E




      Spectrum Signal Processing Announces Fourth Quarter and Year End 2001
               Results and Irving Ebert as New Chair of the Board

Burnaby, B.C., Canada - February 11, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) today announced its financial results for the fourth quarter and fiscal year ended December 31, 2001. Spectrum reports all results in U.S. dollars and in accordance with US GAAP.

Sales for the fourth quarter of 2001 totaled $7.0 million, an increase of 60% over the preceding quarter, and down 6% from sales of $7.4 million in the fourth quarter of 2000. Spectrum recorded EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $536,000 or $0.04 per share for the fourth quarter of 2001, compared to an EBITDA loss of $326,000 or $0.03 per share for the same period in 2000.

Spectrum's net earnings for the fourth quarter totaled $391,000 or $0.03 per share, compared to a net loss of $887,000 or $0.08 per share for the fourth quarter of 2000. Spectrum's gross margin for the quarter was 61%, slightly higher than the percentage recorded for the same period last year.

For the year ended December 31, 2001, Spectrum recorded total sales of $21.9 million, compared to sales of $26.3 million for fiscal 2000. The EBITDA loss for 2001, excluding a one-time charge related to the write-off of the Company's unamortized balance of goodwill, totaled $2.7 million or $0.22 per share, compared to an EBITDA loss of $1.4 million or $0.14 per share for 2000. Spectrum's net loss for 2001 totaled $5.3 million or $0.43 per share, compared to a net loss of $3.7 million or $0.35 per share for 2000. Spectrum's gross margin for 2001 was 60%, slightly above the margin for 2000.

"Spectrum surpassed its guidance of positive EBITDA in the fourth quarter by delivering positive earnings per share," said Pascal Spothelfer, Spectrum's President and CEO. "This marks a sharp improvement for Spectrum and demonstrates our commitment to sustainable positive EBITDA and revenue growth. Our milestone targets for the 2002 year are continued positive quarterly EBITDA, annual revenue growth of 25% over 2001, and 12 customer wins. The main challenge to achieving positive EBITDA each quarter will be to sustain revenues on a quarterly basis by avoiding significant quarterly fluctuations," Mr. Spothelfer explained.

Spectrum's board of directors appointed Irving Ebert as its new Chair after Ken Spencer decided to relinquish the role after 4 years to reduce his overall workload. Mr. Spencer will remain a director of the Company.

"Ken Spencer showed strong leadership in navigating us through our change in strategy. I am pleased that he will continue to maintain his role as a strong shareholder advocate and I thank him for the mentorship he has provided me," said Mr. Spothelfer. "We are very fortunate to have Irving succeed Ken as the new Chair of our board. Irving's depth of experience in wireless and packet network markets from both a technology and business perspective is unique, and I look forward to working with Irving and benefiting from his vision and market knowledge," he added.

Mr. Ebert joined Spectrum as a director in May 2000. He began his career in 1972 with Bell Canada and then moved to Bell-Northern Research, the predecessor of

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Nortel Networks. From 1979 to January 2001, Mr. Ebert held a number of senior management positions with Nortel, his most recent being VP Strategic Alliances Service Provider & Carrier Group in which he was responsible for directing Nortel's partnership strategy facing the service provider and carrier market segment.

Mr. Ebert retired from Nortel in January 2001 and is currently active in a technology sector investment group called Purple Angel (www.purple-angel.com), an angel investing group focused on early stage telecommunication companies in the Ottawa area.

Spectrum will conduct a conference call and live audio webcast on February 11 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1-800-273-9672, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from February 11 to February 18 and can be accessed by dialing 1-416-695-5800, followed by the access code 1058305.

Forward-Looking Safe Harbor Statement
The statements by Pascal Spothelfer and the above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the Voice over Packet (VoP) or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

Spectrum Contact:
Brent Flichel, Director, Finance
Phone: 604-421-5422 ext. 247
E-mail: brent_flichel@spectrumsignal.com



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                        Spectrum Signal Processing, Inc.
                           Consolidated Balance Sheets
   (Expressed in thousands of United States dollars, except numbers of shares)
 Prepared in accordance with United States generally accepted accounting principles

                                                                December 31,     December 31,
ASSETS                                                              2000             2001
----------------------------------------------------------------------------------------------
Current assets
    Cash and cash equivalents                                   $  2,538         $  1,344
    Accounts receivable                                            7,598            5,784
    Inventories                                                    3,140            2,389
    Prepaid expenses                                                 148              109
-----------------------------------------------------------------------------------------
                                                                  13,424            9,626

Property and equipment                                             3,030            2,932
Other assets                                                       2,005             --
-----------------------------------------------------------------------------------------

                                                                $ 18,459         $ 12,558
=========================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                            $  3,808         $  3,277
    Accrued liabilities                                            1,924            1,881
-----------------------------------------------------------------------------------------
                                                                   5,732            5,158

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 12,597,285 (2000 - 12,373,168)
    Outstanding: 12,363,985 (2000 - 12,139,868)                   21,125           21,351
Additional paid-in capital                                           216              227
Warrants                                                             423              412
Treasury stock, at cost, 233,300 shares (2000 - 233,300)          (1,232)          (1,232)
Deficit                                                           (6,181)         (11,454)
Accumulated other comprehensive income
    Cumulative translation adjustments                            (1,624)          (1,904)
-----------------------------------------------------------------------------------------
                                                                  12,727            7,400
-----------------------------------------------------------------------------------------

                                                                $ 18,459         $ 12,558
=========================================================================================


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                                            Spectrum Signal Processing, Inc.
                                    Consolidated Statements of Operations and Deficit
            (Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
                   Prepared in accordance with United States generally accepted accounting principles


                                        Three months ended December 31,    Twelve months ended December 31,
                                            2000             2001              2000             2001
------------------------------------------------------------------------------------------------------------------
                                         (Unaudited)     (Unaudited)

Sales                                     $      7,438        $      7,001        $     26,263        $     21,875
Cost of sales                                    3,094               2,739              10,607               8,720
------------------------------------------------------------------------------------------------------------------
                                                 4,344               4,262              15,656              13,155

Expenses
    Administrative                               1,403               1,335               5,044               5,107
    Sales and marketing                          1,430               1,146               5,771               4,753
    Research and development                     2,028               1,245               7,080               5,946
    Amortization                                   353                 176               1,423               1,218
    Write-down of other assets                    --                  --                  --                 1,468
------------------------------------------------------------------------------------------------------------------
                                                 5,214               3,902              19,318              18,492
------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                   (870)                360              (3,662)             (5,337)

Other
    Interest expense                                42                 (18)                 98                   6
    Other income                                   (76)                 (1)                (93)                (70)
------------------------------------------------------------------------------------------------------------------
                                                   (34)                (19)                  5                 (64)

Earnings (loss) before income taxes               (836)                379              (3,667)             (5,273)

Income tax expense (recovery)
    Current                                         (9)                (12)                 90                --
    Deferred                                        60                --                   (89)               --
------------------------------------------------------------------------------------------------------------------
                                                    51                 (12)                  1                --

------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                               (887)                391              (3,668)             (5,273)
------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                    (5,294)            (11,845)             (2,513)             (6,181)

------------------------------------------------------------------------------------------------------------------
Deficit, end of period                    $     (6,181)       $    (11,454)       $     (6,181)       $    (11,454)
==================================================================================================================

Earnings (loss) per share
    Basic                                 $      (0.08)       $       0.03         $  (0.35)          $      (0.43)
    Diluted                               $      (0.08)       $       0.03         $  (0.35)          $      (0.43)

Weighted average shares
    Basic                                   10,853,473          12,346,594          10,411,075          12,296,706
    Diluted                                 10,853,473          12,352,684          10,411,075          12,296,706
==================================================================================================================

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